**DeVISSER GRAY** *LLP*
CHARTERED PROFESSIONAL ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

August 11, 2021

Alberta Securities Commission
600, 250 - 5 Street SW
Calgary, AB, T2P 0R4

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
710 W Georgia Street
Vancouver, BC, V7Y 1L2

Ontario Securities Commission
20 Queen Street West
20th Floor
Toronto ON, M5H 3S8

TSX Venture Exchange
650 W Georgia St
Vancouver, BC V6B 4N9

Dear Sirs and Mesdames:

**Re: Quartz Mountain Resources Ltd. (the "Company")**
**Notice Pursuant to National Instrument 51-102 – Change of Auditor**

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administration ("NI-102") in connection with the resignation of Davidson & Company LLP, Chartered Professional Accountants ("Davidson & Company"), from the office of the auditor of the Company and the appointment of DeVisser Gray LLP, Chartered Professional Accountants ("DeVisser"), as the successor to Davidson & Company LLP ("Davidson & Company") as auditor of the Company effective August 5, 2021.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditor dated August 5, 2021 (the "Notice") prepared by the Company. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statement contained in the Notice that relates to Davidson & Company.

Yours truly,

De Visser Gray LLP

**CHARTERED PROFESSIONAL ACCOUNTANTS**